LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840

                                  June 3, 2008



BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:   ATEL Capital Equipment Fund IX, LLC (the "Company)
               Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended March 31, 2008
               SEC File No. 0-50210

Dear Mr. Decker:

         This letter is in response to your letter dated May 28, 2008, to Mr. Paritosh Choksi, Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

         The Company's supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

General

1. The supplemental responses include the Company's proposed revisions to be made to future filings. Subject to the Staff's concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Capital Resources and Liquidity

2. The full amount remaining available under the joint acquisition and warehouse facility is potentially available to the Company. However, as amounts are drawn on the facility by each of the Company and the affiliates who are borrowers under the facility, the amount available to all is




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Mr. Rufus Decker
June 3, 2008
Page 2


     reduced. As the warehousing facility is a short term bridge financing facility, any amounts borrowed under the warehousing facility, and then repaid by the affiliated borrowers (including the Company) upon allocation of an acquisition to a specific purchaser, become available under the warehouse facility for further short term borrowing.

     As noted on pages 12 and 35, the receivables funding program was terminated with respect to new borrowing by the Company in January 2006. The receivables funding program was therefore incorrectly presented as a source of liquidity in Item 7 of the 10-K. The receivables funding program was appropriately presented in the "Capital Resources and Liquidity" discussion in Item 2 of Part I of the subsequent 10-Q, and will be correctly presented in all future reports. The primary sources of liquidity for the Company in future periods will be the Company's lease and loan financing revenues, and any debt financing for future acquisitions which may be available through the joint warehouse and acquisition facility and/or through non recourse financing sought from other third party lenders.

Note 2.  Summary of Significant Accounting Policies

Initial Direct Costs

3. While internal costs are parenthetically described as "(e.g., labor and overhead)," the reported IDC consists solely of employee-related costs incurred in connection with the successful origination of leases and loans in the Company's portfolio. In order to make this clear, the Company proposes in future reports to revise the sentence in question to read as follows:

     "IDC includes both internal costs (e.g., the costs of employees' activities in connection with successful lease and loan originations) and external broker fees incurred with such originations."

     Those costs that have been treated as IDC are determined in the manner described in the memorandum prepared by the Company's Manager entitled "Revised procedures for identifying, calculating, allocating and amortizing the Initial Direct Costs ("IDC")." This memorandum was provided to the Staff in connection with a prior review of the Company's 2004 Form 10-K, along with my letter dated April 3, 2006. The revised procedures were designed, among other things, to assure that IDC were determined in accordance with SFAS 13 paragraph 5(m) and SFAS 91.


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Mr. Rufus Decker
June 3, 2008
Page 3



Exhibit 31

4. The word "annual" will be removed from paragraphs 2 and 3 of the Exhibit 31 certifications in all future reports.

                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

General

5. See the responses to comments 2, 3 and 4 above. As noted, the responsive changes will be included in all future periodic reports, including interim reports.

Note 12.  Fair Value of Financial Instruments, page 22

6. The balance sheet line item caption in future reports will be corrected by revising it to read "Investment in Securities" with the qualifier "at cost" removed. This will restore consistency between the financial statements and the footnote disclosures under footnote 2, "Summary of significant accounting policies - Investment in Securities," and footnote 12, "Fair value of financial instruments," as they reflect both the "cost" and "fair value" concepts defined therein. The footnote disclosure will continue to state that purchased securities are reported either at cost or fair value, as defined, and warrants are reported at fair value.

     Attached is a letter from the Company with the requested acknowledgments regarding the Staff's comments and its responsibility.

     Please contact the undersigned with any further comments or questions concerning the Company's reports.

                                            Very truly yours,

                                            /s/ PAUL J. DERENTHAL

                                            Paul J. Derenthal

cc:      Mr. Paritosh Choksi
         Mr. Samuel Schussler
         Mr. Tullus Miller
         Ms. Nudrat Salik